October 25, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (303) 468-4266

Ronald R. Snyder
President and Chief Executive Officer
Crocs, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503


Re: 	Crocs, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
Filed October 18, 2005
	File No. 333-127526


Dear Mr. Snyder:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We reiterate comments 1 and 2 to our letter dated September 9, 2005. Please note that we may have additional comments on this information and that this information needs to be included in any preliminary prospectuses you use.

Risk Factors, page 10
We depend on a limited number of suppliers . . ., page 16

2. Please expand your discussion of your internal production of proprietary closed-cell resin to state whether this production will affect your performance in your Supply Agreement with Finproject, S.p.A.

If we are unable to establish and protect our trademarks . . ., page
19

3. Please clarify that your trademark registration applications in the United States, Brazil, China, Israel, and South Africa are currently pending, consistent with your disclosure on page 60.

Principal and Selling Stockholders, page 78

4. We note your response to comment 7 of our letter dated October
17,
2005. Please note that any preliminary prospectus that is circulated must contain the information required by Item 507 of Regulation S-K for each selling shareholder and, for additional selling shareholders who are broker-dealers or affiliates of broker-dealers, the disclosures stated in comments 23 and 24, respectively, of our letter dated September 9, 2005.

Financial Statements of Crocs, Inc.
Statement of Stockholders` Equity (Deficit), page F-5

5. We note your response to prior comment 10. Upon your initial filing of the Form S-1, you are deemed to be a public company for purposes of compliance with the Staff Accounting Bulletins. Please revise your financial statements to reclassify your accumulated losses to additional paid-in capital as of the date you converted from a limited liability company to a C corporation in accordance with SAB Topic 4:B.

Note 14.  Equity, page F-26

6. We note your response to prior comment 14.  It remains unclear to
us how your common stock value increased from $790 per share at
May
1, 2005 to an estimated pre-stock split IPO range per share of
$4,060
to $4,640, which represents an increase in value of 414% to 487%
in
an approximately five month period. Given that you provided an estimated IPO range to us in your response dated September 27, 2005, it also remains unclear how your common stock value increased from $1,670 to an estimated pre-stock split IPO range per share of $4,060 to $4,640, which represents an increase in value of 143% to 178% over a 26 day period. Your responses do not adequately address the factors that contributed to these increases. Please provide a detailed explanation of the specific facts and circumstances that led to these increases in value. Your explanation should show the estimated impact of each significant factor contributing to the increase in values.

7. You state that the underwriters based their valuation on a multiple of projected net income for 2006. Piper Jaffray and Thomas
Weisel Partners used multiples based on comparable companies. Please tell us the projected net income amount for 2006 that was used by the underwriters in arriving at their valuation.

8. Please provide us with a timeline regarding the events that led up to the proposed IPO and the filing of the Form S-1. Please specifically address the following in your timeline:
* Tell us when you initially began to consider pursuing an IPO;
* On page 43 of the valuation provided as of December 31, 2004, it states that as of the December 31, 2004 date of valuation you had begun initial discussions with investment bankers regarding the possibility of executing an IPO. Tell us the specific date you began initial discussions with underwriters regarding your potential IPO.
In these initial discussions as well as any additional discussions held through December 31, 2004, tell us what the proposed price ranges for the sale of your common stock were as well as the estimated market capitalization and valuation amounts discussed; and
* In the valuations provided as of May 1, 2005, June 30, 2005, and September 1, 2005, it states that as of these updated dates of valuation, the time to a potential IPO was shortened. For each date subsequent discussions were held with underwriters regarding the potential IPO, tell us what the proposed price ranges for the sale of your common stock were well as the estimated market capitalization and valuation amounts discussed.

9. We note your response to prior comment 15. Please help us understand what consideration was given by Clifton Gunderson LLP of the proposed IPO in arriving at the estimated values of your common stock. Specifically, tell us what consideration was given to the estimated price ranges discussed with your underwriters, including the estimated price range of $4,060 to $4,640 on a per share pre-stock split basis provided in your response dated September 27, 2005.

10. Please tell us more about how you arrived at the amount that should be allocated to preferred stock as of each valuation date. Please clarify whether one of the three methods included in Chapter
10 of the AICPA`s Practice Aid on the "Valuation of Privately-
Held-
Company Equity Securities Issued as Compensation" were used. Given that you expect all of your outstanding Series A preferred stock to automatically convert into shares of your common stock in connection with the closing of the IPO, tell us what consideration was given to this conversion in the valuations performed.

11. The valuations use three appraisal methods to arrive at an estimated value of your total equity. It is not clear how you arrive at the final estimated value of your total equity based on these three values. Please explain how you calculate the final estimated value based on these three amounts.

12. In the Timeline of Events provided in Exhibit 3, you highlight various factors that occurred in the period from January 1, 2005 through May 1, 2005 and from May 1, 2005 through September 1, 2005.
For each significant factor listed including Dillards becoming a new customer and the increases in the number of customers and store locations, tell us the quantitative impact these factors had on your projected revenue and income amounts as of each valuation date.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nudrat Salik, Staff Accountant, at (202)
551-
3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	James H. Carroll, Esq. (via facsimile 303/447-7800)
      Faegre & Benson LLP
      1900 Fifteenth Street
      Boulder, Colorado 80302
??

??

??

??

Ronald R. Snyder
Crocs, Inc.
October 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE